Exhibit 99.1

Turbo Energy Files Patent Application in Spain for its Sunbox Commercial and Industrial Product

VALENCIA, Spain, May 6, 2024 -- Turbo Energy, S.A. (NASDAQ: TURB) (“Turbo Energy” or “the Company”), a leader in the field of photovoltaic energy storage, today announced it has filed a patent application with the Spanish Patent and Trademark Office (“OEPM”) for its Sunbox Commercial & Industrial (“Sunbox C&I”) product. This product, which is already available on the market, offers the most efficient and adaptable solution for both isolated and grid-connected projects. Additionally, the product allows for existing solar installations of any brand to be managed by the Sunbox system, thus expanding a user’s photovoltaic production capability as needed.

Turbo Energy’s Sunbox Commercial & Industrial (“Sunbox C&I”) Product

Source: Turbo Energy

“We are pleased to announce this patent application submission,” said Turbo Energy CEO Mariano Soria. “We are optimistic that the OEPM will approve our presentation after having thoroughly studied the technological base of the market and having already successfully tested our solution with our clients.”

Sunbox C&I’s software provides several competitive advantages which include allowing Turbo Energy’s technology to be incorporated into any previously operational facility, of any brand, without the need to develop a management project that allows both the initial plant and the newly incorporated plant to operate synchronously. This also allows for the standardization and lowering of the cost of the system in a notable way.

Furthermore, the Sunbox system allows the expansion of the photovoltaic installation to be connected in direct current, while simultaneously taking advantage of the surpluses from the original plant by connecting with it in parallel. This system, including its order of preferences for the use of surplus energy from both plants, is the most efficient electrical management system on the market today.

“Following Spanish approval,” said Mr. Soria, “we plan to continue our expansion strategy for Sunbox by seeking an international patent that will provide Turbo Energy with substantial global revenue growth opportunities.”

About Turbo Energy, S.A.

Turbo Energy is a Spanish company listed on NASDAQ (ticker: TURB), a leader in photovoltaic energy storage technology managed through Artificial Intelligence. The company’s goal is to develop innovative solutions that allow end consumers to harness the full potential of solar energy and reduce their electricity costs. With a combination of Artificial Intelligence and advanced technology, Turbo Energy is paving the way for a more sustainable and energy-efficient future. For more information, visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and annual report under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, NY 10036
Office: (646) 893-5835
Email: info@skylineccg.com